Exhibit 99.1

MINUTES of the proceedings at the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571, held at the offices of CMS Derks Star Busman N.V., Atrium, Parnassusw eg 737 , 1077 DG Amsterdam, the Netherlands, on 28 June 2023 at 14.00 hours CET.

CHAIRMAN AND SECRETARY

Hans Hekiand, non-executive director of the Company, present at the meeting in person, is appointed chairman of the meeting and Hans Hekland, as chairman of the meeting, designates Martijn van der Bie, civil law notary with CMS Derks Star Busman N.V., Dutch counsel to the Company, present at the meeting, as secretary of the meeting, all in accordance with article 27 of the articles of association of the Company.

OPENING

The chairman opens the meeting and records that the meeting is held in one of the places referred to in article 26,1 of ïhe articles of association of the company and that the meeting was otherwise convened with due observance of the applicable provisions of the articles of association of the Company and Dutch law.

Furthermore, the chairman records that:

(a)	the notice of the meeting, including the agenda with explanatory notes, and all relevant ancillary documents were made available on the website of the Company as of 19 }|4.ay 2023 and filed with the US Securities and Exchange Commission on SEC Form 6-K on 19 May 2023;

(b)	a total of 15,247,548 ordinary shares were issued and outstanding on 31 May 2}23,beingthe record date for the meeting;

(c)	5,470,935 ordinary shares are represented at the meeting by Hans Hekland, as proxy authorised in writing, representing 35.88% of the issued and outstanding shares;

(d)	each share confers the right to cast one vote at the meeting.

Finally, the chairman records that no persons with meeting rights have requested discussion of any matters at the meeting or submitted any resolutions for adoption at the meeting in accordance with article 26.6 of the articles of association of the Company.

DISCUSSION OF THE AGENDA

The chairman discussed the agenda of the meeting and records that none of the attendees has any questions or comments in respect of the items included in the agenda.

PROPOSALS AND VOTING

The chairman puts each of the voting items included in the agenda of the meeting to the vote and records that each voting item is adopted with the requisite majority.

CLOSE

There being no further business, the chairman closes the meeting.

ATTACHMENTS

The following documents will be attached to these minutes:

(a)	the notice of the meeting;

(b)	the agenda of the meeting with explanatory notes;

(c)	the list of attendants of the meeting; and

(d)	the tabulation report of Broadridge relating to the meeting.

SIGNED AS FOLLOWS (signature pages follow)

Chairperson

/s/ Hans Hekland

Secretary

/s/ Martijn van der Bie